SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2010

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

1.	A press release announcing 2010 third quarterly unaudited financial results of Camelot Information Systems Inc. (the “Registrant”); and

2.	A press release announcing the Registrant’s contemplation to file a registration statement relating to a proposed offering of its ADS by certain pre-IPO institutional financial investors;

Each made by the Registrant on November 18, 2010.

Document 1

CAMELOT INFORMATION SYSTEMS INC.
 ANNOUNCES THIRD QUARTER 2010
UNAUDITED FINANCIAL RESULTS

Net revenues exceeded guidance, increasing 56.6% y-o-y to USD$53.5 million
FY2010 revenue guidance revised upward to USD$186 million from USD$176 million, representing a 58% y-o-y increase

BEIJING — November 18, 2010 — Camelot Information Systems Inc. (NYSE: CIS, the “Company” or “Camelot”), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.

THIRD QUARTER 2010 FINANCIAL AND OPERATING HIGHLIGHTS

•	Net revenues increased 56.6% year-over-year to US$53.5 million.
•
Adjusted operating income1 increased 47.9% year-over-year to US$11.7 million from US$7.9 million in the third quarter 2009. U.S. GAAP operating income increased 29.9% year-over-year to US$8.3 million from US$6.4 million in the third quarter 2009.

•
Adjusted net income1 attributable to Camelot increased 49.5% year-over-year to US$10.4 million from US$6.9 million in the third quarter 2009. U.S. GAAP net income attributable to Camelot increased 28.6% year-over-year to US$6.9 million from US$5.4 million in the third quarter 2009.

•
Adjusted diluted earnings per share1 was US$0.06, as compared to diluted earnings per share of US$0.05 in the third quarter 2009. U.S. GAAP diluted earnings per share was US$0.04 in the third quarter 2010 and US$0.04 in the third quarter 2009. Adjusted diluted earnings per American Depositary Share (“ADS”)2 was US$0.23, as compared to diluted earnings per ADS of US$0.20 in the third quarter 2009. U.S. GAAP diluted earnings per ADS2 was US$0.16 in the third quarter 2010, as compared to US$0.16 in the third quarter 2009.

•
Employees totalled 3,485, including 2,953 information technology (IT) professionals, as of September 30, 2010, representing a 40.9% increase in total employees and a 40.7% increase in IT professionals compared with September 30, 2009.

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer (“CEO”), commented, “We are pleased to report another quarter of strong results, with top- and bottom-line growth both exceeding our guidance. We continued to expand our Enterprise Application Services (“EAS”) segment by capitalizing on the enormous potential in China’s underpenetrated implementation market for sophisticated and high-end ERP systems across the various key industry verticals that we serve. These results demonstrate that we are successfully leveraging our leading position in a fragmented market to further drive our growth. As a result, revenue from our EAS segment increased 47.9% year-over-year. Our Financial Industry IT Services (“FIS”) segment also delivered another robust performance, with revenue growth driven by greater demand for our customized solutions and services including bank teller automation systems and financial supply chain solutions, which allow our clients to improve their customer operations and accelerate

_________________________________

1 For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

2 One American Depositary Share (“ADS”) is equivalent to four ordinary shares.

financial product innovation. The strong demand for our customized solutions underscores the growing potential for Camelot to capture the next wave of IT spending in the financial services sector. Additionally, the continued growth of our FIS segment has led to a more balanced revenue mix between our FIS and EAS business lines.

“Overall, our strong growth for the quarter was supported by continued organic expansion,  deepening customer relationships and increasing demand for our services. Looking ahead, we will continue to position ourselves to capitalize on the market opportunities and positive industry dynamics in China’s high-growth, underpenetrated IT services market.”

Ms. Heidi Chou, President, added, “As our key clients and partnerships have been, and will continue to be, the main drivers behind our strong revenue growth, my new role as President will focus on strengthening relationships with these key clients and partners while driving business development initiatives to capitalize on growth opportunities in the near- to mid-term.”

Mr. Brett Ho, Chief Operating Officer (“COO”), commented, “After serving as an Independent Director since February 2008, I am honored to have joined Camelot’s executive management team to spearhead the Company’s operational expansion to support its strong growth trajectory as a newly listed company on the New York Stock Exchange. As COO of Camelot, I look forward to drawing on my executive management level experience at leading Chinese IT solutions companies including Kingdee International Software and UFIDA Software, and international packaged software companies, including Oracle and Siebel. In addition to optimizing our operational efficiency, one of my key focuses will be on the integration of Camelot’s acquired entities to increase synergies and enhance cross-sell opportunities. I will also be heavily involved in the development of customized solutions, which will position us to capture the next wave of financial services sector IT spending. I look forward to helping Camelot achieve its goal of becoming the leading IT services company in China.”

Mr. Gordon Lau, Chief Financial Officer, concluded, “In addition to achieving impressive net revenues during the third quarter of 2010, our continued success in shifting our business mix towards higher value-added solutions and services, particularly in our FIS segment, resulted in significant gross margin improvement on a year-over-year basis. As we exceeded our guidance for the third quarter, we have raised our annual guidance for the full-year 2010 to net revenue of approximately US$186 million and adjusted net income attributable to Camelot of approximately US$30 million.”

THIRD QUARTER 2010 FINANCIAL RESULTS AND OPERATIONAL UPDATES

Net Revenues

Net revenues for the third quarter 2010 increased 56.6% to US$53.5 million from US$34.1 million in the third quarter 2009.

Net Revenues by Service Line

Three Months Ended September 30, 2010	Three Months Ended September 30, 2009
(in thousands, except percentage)

Enterprise application services	34,854	65.2%	23,569	69.0%
Financial industry IT services	18,616	34.8%	10,574	31.0%
Total net revenue	53,470	100.0%	34,143	100.0%

EAS revenues increased 47.9% year-over-year to US$34.9 million, reflecting the rapid growth of this service line as the Company continues to strengthen its leading market position in mainland China. FIS revenues increased 76.1% year-over-year to US$18.6 million as a result of organic growth and the acquisition of customized solutions provider Tansun in 2009 (“customized solutions acquisition”).

EAS and FIS accounted for 65.2% and 34.8% of total net revenues, respectively, in the third quarter 2010, as compared to 69.0% and 31.0%, respectively, in the same period of the previous year, reflecting a shift to a more balanced contribution from the Company’s two service lines.

Gross Profit and Gross Margin

Adjusted gross profit1 increased 73.1% to US$19.9 million, from US$11.5 million in the third quarter 2009, as a result of revenue growth from both service lines. U.S. GAAP gross profit was US$19.5 million, compared to US$11.2 million for same period last year. The difference between adjusted and GAAP gross profit represents US$0.4 million in share-based compensation and the amortization of intangible assets relating to the customized solutions acquisition.

Adjusted gross margin1 in the third quarter 2010 improved to 37.2%, as compared to 33.6% in the third quarter 2009, reflecting the shift towards higher-margin products and services in the Company’s business mix.  U.S. GAAP gross margin for the third quarter 2010 was 36.4%, compared with 32.9% in the third quarter 2009.

Operating Expenses

Adjusted operating expenses1 were US$8.2 million, a 129.0% year-over-year increase compared to the same period last year. U.S. GAAP operating expenses increased 129.7% to US$11.2 million from US$4.9 million in the third quarter 2009. The increase was mainly due to continuing business expansion, increased sales and marketing activities, consolidation of the    customized solutions acquisition, and expansion of the Company’s operational infrastructure to support its publicly listed status.

The difference between adjusted and GAAP operating expenses reflected US$1.2 million in share based compensation, US$1.0 million in amortization expenses, and US$0.8 million changes in fair value of contingent consideration incurred from the customized solutions acquisition in 2009.

Operating Income and Operating Margin

Adjusted operating income1 in the third quarter 2010 increased 47.9% to US$11.7 million, from US$7.9 million in the third quarter 2009. U.S. GAAP operating income in the third quarter 2010 increased 29.9% to US$8.3 million as compared to US$6.4 million in the third quarter 2009.

Adjusted operating margin1 for the third quarter 2010 was 21.9%, compared with 23.2% in the third quarter 2009. U.S. GAAP operating margin for the third quarter 2010 was 15.5%, compared with 18.7% in the year-earlier period.

Net Income Attributable to Camelot and Earnings Per Share

As a result of the foregoing, adjusted net income1 attributable to Camelot for the third quarter increased 49.5% to US$10.4 million from US$6.9 million in the third quarter 2009. U.S. GAAP net income attributable to Camelot for the third quarter 2010 increased 28.6% to US$6.9 million from US$5.4 million in the third quarter 2009.

Adjusted net margin1 was 19.4% in the third quarter 2010, compared to 20.3% in the third quarter 2009. U.S. GAAP net margin was 12.9% in the third quarter 2010, compared to 15.7% in the third quarter 2009, reflecting an increase in amortization of share based compensation, intangible assets and change in fair value of contingent consideration for the customized solutions acquisition in 2009.

Third quarter 2010 adjusted diluted earnings per share1 was US$0.06, compared to adjusted diluted earnings per share of US$0.05 in the third quarter 2009. U.S. GAAP diluted earnings per share in the third quarter 2010 was US$0.04, in-line with diluted earnings per share of US$0.04 in the year-earlier period.

Third quarter 2010 adjusted diluted earnings per ADS2 was US$0.23, compared to adjusted diluted earnings per ADS2 of US$0.20 in the same period of the previous year. U.S. GAAP diluted earnings per ADS2 in the third quarter 2010 was US$0.16, and diluted earnings per ADS2 in the third quarter 2009 was US$0.16.

Cash, Cash Flow and Days Sales Outstanding

As of September 30, 2010, the Company had US$109.0 million in cash and cash equivalents, an increase of US$90.5 million from June 30th 2010, derived mainly from the proceeds of US$93.8 million (after underwriting commission) from our initial public offering in July.  Operating cash flow was US$2.0 million for the third quarter 2010.

Days sales outstanding3 (“DSO”) was 154 for the third quarter 2010, an improvement from 166 in third quarter 2009.

Employees

As of September 30, 2010, employee headcount totalled 3,485, including 2,953 information technology (IT) professionals, representing a 40.9% increase in total employees and a 40.7% increase in IT professionals as compared with September 30, 2009. In terms of IT professionals, EAS employee headcount was 1,690, and FIS employee headcount was 1,263, as of September 30, 2010.

FOURTH QUARTER AND FULL-YEAR 2010 GUIDANCE

Fourth Quarter 2010

_________________________________

3 Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenue before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenue is for the 12 months ended September 30, 2010.

Camelot expects net revenues for the fourth quarter 2010 to be approximately US$53 million, representing a 32% increase from the fourth quarter 2009.

The Company expects fourth quarter 2010 adjusted net income attributable to Camelot to be approximately US$10 million, representing a 49% increase from the fourth quarter 2009.

Camelot expects fourth quarter 2010 adjusted diluted earnings per share to be approximately US$0.05, based on 187.7 million weighted average ordinary shares outstanding. Fourth quarter 2010 adjusted diluted earnings per ADS is expected to be approximately US$0.21 based on 46.9 million weighted average ADSs outstanding, compared with US$0.20 for the fourth quarter 2009.

Upward Revision of Full Year 2010 Guidance

The Company expects net revenues for the full year 2010 to be approximately US$186 million, representing a 58% increase from 2009.

Camelot expects full-year 2010 adjusted net income attributable to Camelot to be approximately US$30 million, representing a 65% increase from 2009.

Camelot expects full-year 2010 adjusted diluted earnings per share to be approximately US$0.18, based on 165.2 million weighted average ordinary shares outstanding. The Company expects full-year 2010 adjusted diluted earnings per ADS to be approximately US$0.74 based on 41.3 million weighted average ADSs, compared to adjusted diluted earnings per ADS of US$0.55 in 2009.

CONFERENCE CALL INFORMATION

Camelot’s management will host a conference call on Thursday, November 18, 2010 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 9:00 pm (Beijing) to discuss its third quarter 2010 financial results and recent business activity. The conference call may be accessed by calling:

US Toll / International	+1 617 786 2964
US Toll free	800 901 5217
HK Toll	852 3002 1672
Hong Kong toll free	800 96 3844
South China toll free / China Telecom	10 800 130 0399
South China toll free / China Netcom	10 800 852 1490
North China toll free / China Telecom	10 800 152 1490
UK toll	44 207 365 8426
UK toll free	0808 234 7616

Participant Code	Camelot

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Thursday, November 25, 2010:

US Toll free	888 286 8010
US Toll / International	617 801 6888
Pass code	68327176

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Camelot’s website at www.camelotchina.com .

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, gain from extinguishment of liability, postponed initial public offering costs, and changes in fair value of contingent consideration. The non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of the non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry IT services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. For more information about Camelot Information Systems Inc., please visit www.camelotchina.com.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,”

“anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2010 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. Camelot may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Camelot’s anticipated growth strategies; Camelot’s future business development, results of operations and financial condition; expected changes in the Company’s revenues and certain cost or expense items; Camelot’s ability to attract customers and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in Camelot’s filings with the SEC. All information provided in this press release and in the attachments is as of November 18, 2010, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Camelot Information Systems Inc. Gordon Lau, Chief Financial Officer Tel: +86 10 5810 0808 Email: investors@camelotchina.com	Camelot Information Systems Inc. Jojo Guo, Investor Relations Manager Tel: +86 10 5810 0870 Email: investors@camelotchina.com
Investor Relations (Hong Kong) Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: camelot@taylor-rafferty.com	Investor Relations (US) Mahmoud Siddig, Director Taylor Rafferty Tel: +1 212 889 4350 Email: camelot@taylor-rafferty.com

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidation Balance Sheets (Unaudited)
(US Dollars in thousands, except share data)

	September 30,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	108,992	33,820
Restricted cash	1,940	2,372
Billed account receivable	29,775	21,026
Unbilled account receivable	69,521	47,188
Term deposits	156	299
Other current assets	10,337	9,052
Total current assets	220,721	113,757
Property and equipment, net	4,334	4,119
Goodwill and other intangible assets	68,173	71,718
Other long-term assets	1,243	1,673
Total assets	294,471	191,267

Liabilities and shareholders' equity
Current liabilities
Consideration payable in connection with business acquisition and debt extinguishment	1,200	14,239
Contingent consideration in relation to acquisition of Agree and Tansun	2,674	-
Other current liabilities	50,232	42,906
Total current liability	54,106	57,145
Contingent consideration in relation to acquisition	12,255	12,820
Other non-current liabilities	5,958	5,345
Total liabilities	72,319	75,310
Shareholders' equity (a)	222,152	115,957
Total liabilities and shareholders' equity	294,471	191,267

Notes:
(a) As of September 30, 2010, there were 175,314,008 ordinary shares issued and outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net revenue	53,470	34,143	132,852	77,813
Cost of revenues(1)(2)	-33,985	-22,899	-91,174	-53,319
Gross profit	19,485	11,244	41,678	24,494
Selling and marketing(1)(2)	-3,588	-2,000	-8,348	-4,239
General and administrative(1)	-6,191	-2,824	-15,762	-9,002
Research and development costs	-632	-57	-1,587	-1,411
Changes in fair value of contingent
consideration for acquisition	-802	-	-2,108	-
Total operating expense	-11,213	-4,881	-27,805	-14,652
Government Subsidies	-	6	-	48
Income from operations	8,272	6,369	13,873	9,890
Interest expenses	-95	-28	-333	-50
Interest income	190	40	250	88
Gain on short-term investment	-	-	-	44
Income before provisions for income tax	8,367	6,381	13,790	9,972
Income tax expense	-1,463	-935	-2,455	-1,463
Net Income	6,904	5,446	11,335	8,509
Noncontrolling interest	7	-70	-19	-94
Net Income attributable to Parent Co.	6,911	5,376	11,316	8,415

Earnings per shares
Basic-ordinary shares	0.04	0.04	0.08	0.07
Basic-Series A convertible preferred shares	0.04	0.04	0.08	0.07
Basic-Series B convertible preferred shares	0.04	0.04	0.08	0.07
Diluted-ordinary shares	0.04	0.04	0.07	0.06

Weighted average shares outstanding
Basic-ordinary shares	155,970,950	84,440,994	112,611,866	81,214,699
Basic-Series A convertible preferred shares	10,056,037	44,055,018	32,597,486	44,055,018
Basic-Series B convertible preferred shares	917,455	4,019,328	2,974,008	4,019,328
Diluted-ordinary shares	177,399,720	135,304,983	156,700,099	131,993,054

(1) Includes the following amounts of share-based compensation expenses for the periods indicated

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cost of revenues	28	40	108	106
Selling and marketing	98	57	198	107
General and administrative	1,148	231	1,902	652
Total share-based compensation expenses	1,274	328	2,208	865

(2)Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Cost of revenues	364	196	1,406	241
Selling and marketing	1,014	1,033	3,298	2,169
Total acquisition-related intangible amortization expenses	1,378	1,229	4,704	2,410

(3)The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Net income attributable to Camelot Information Systems Inc. (U.S. GAAP)	6,911	5,376	11,316	8,415
Share-based compensation	1,274	328	2,208	865
Acquisition-related intangible amortization	1,378	1,229	4,704	2,410
Changes in fair value of contingent consideration	802	-	2,108	-
Total adjusted amounts	3,454	1,557	9,020	3,275
Adjusted net income attributable to Camelot Information Systems Inc.	10,365	6,933	20,336	11,690

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentage)

		Three months ended September 30,2010				Three months ended September 30,2009
		GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues		33,985	(392)	(a)	33,593	22,899	(236)	(a)	22,663
Operating expenses		11,213	(3,062)	(a)	8,151	4,881	(1,321)	(a)	3,560
Operating income		8,272	3,454	(a)	11,726	6,369	1,557	(a)	7,926
Net income	(d)	6,911	3,454	(a)	10,365	5,376	1,557	(a)	6,933
Net gross margin		36.4%	0.8%	(b)	37.2%	32.9%	0.7%	(b)	33.6%
Net operating margin		15.5%	6.4%	(a)	21.9%	18.7%	4.5%	(a)	23.2%
Net margin		12.9%	6.5%	(a)	19.4%	15.7%	4.6%	(a)	20.3%
Diluted EPS		$0.04	$0.02	(c)	$0.06	$0.04	$0.01	(c)	$0.05

		Nine months ended September 30,2010				Nine months ended September 30,2009
		GAAP	Adjustments		Adjusted	GAAP	Adjustments		Adjusted
Cost of revenues		91,174	(1,514)	(a)	89,660	53,319	(347)	(a)	52,972
Operating expenses		27,805	(7,506)	(a)	20,299	14,652	(2,928)	(a)	11,724
Net income	(d)	11,316	9,020	(a)	20,336	8,415	3,275	(d)	11,690
Net gross margin		31.4%	1.1%	(b)	32.5%	31.5%	0.4%	(b)	31.9%
Net operating margin		10.4%	6.8%	(a)	17.2%	12.7%	4.2%	(a)	16.9%
Net margin		8.5%	6.8%	(a)	15.3%	10.8%	4.2%	(a)	15.0%
Diluted EPS		$0.07	$0.06	(c)	$0.13	$0.06	$0.03	(c)	$0.09

Notes:

(a) Please see note below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process.

(b) Adjustment to exclude acquisition-related intangible assets amortization expense and share-based compensation recorded in cost of sales, $392, $236, $1,514 and $347 for three-month period ended September 30, 2010 and 2009, nine-months period ended September 30, 2010 and 2009.

(c) Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d) Net income refers to net income attributable to Camelot.

CAMELOT INFORMATION SYSTEMS INC.
Quarterly Data Sheet

Net Revenues by Service Line by Quarter
(US Dollars in Thousands)	10Q3	09Q3	Nine Months 2010	Nine Months 2009	FY09	FY08
Enterprise application services	34,854	23,569	88,799	53,220	79,423	65,266
Financial industry IT services	18,616	10,574	44,053	24,593	38,580	25,506
Total net revenues	53,470	34,143	132,852	77,813	118,003	90,772

(As % of Total Net Revenue)
Enterprise application services	65.2%	69.0%	66.8%	68.4%	67.3%	71.9%
Financial industry IT services	34.8%	31.0%	33.2%	31.6%	32.7%	28.1%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Service Line by latest 6 Quarter
(US Dollars in Thousands)	10Q3	10Q2	10Q1	09Q4	09Q3	09Q2
Enterprise application services	34,854	28,940	25,005	26,203	23,569	15,301
Financial industry IT services	18,616	15,130	10,307	13,987	10,574	7,847
Total net revenues	53,470	44,070	35,312	40,190	34,143	23,148

(As % of Total Net Revenue)
Enterprise application services	65.2%	65.7%	70.8%	65.2%	69.0%	66.1%
Financial industry IT services	34.8%	34.3%	29.2%	34.8%	31.0%	33.9%
Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Industry Verticals
(As % of Total Net Revenue)	10Q3	09Q3	Nine Months 2010	Nine Months 2009	FY09	FY08
Financial services .	36.4%	34.3%	34.7%	33.8%	35.0%	30.2%
Resources and energy	22.6%	25.9%	22.6%	22.3%	23.9%	18.0%
Manufacturing and automobile	15.8%	17.9%	15.9%	14.6%	17.1%	15.1%
Technology	12.2%	11.4%	12.5%	14.3%	10.3%	14.7%
Others	13.0%	10.5%	14.3%	15.0%	13.7%	22.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Geographic Markets
(As % of Total Net Revenue)	10Q3	09Q3	Nine Months 2010	Nine Months 2009	FY09	FY08
PRC and Taiwan	90.9%	90.5%	90.0%	89.0%	89.4%	85.0%
Japan	7.2%	8.9%	7.7%	10.3%	9.9%	12.7%
Others	1.9%	0.6%	2.3%	0.7%	0.7%	2.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Net Revenues by Customer Concentration
(As % of Total Net Revenue)	10Q3	09Q3	Nine Months 2010	Nine Months 2009	FY09	FY08
Single largest	35.4%	30.7%	37.1%	33.0%	31.6%	31.6%
Five largest	51.8%	46.3%	51.2%	51.0%	49.0%	48.4%
Ten largest	64.2%	59.2%	60.9%	66.0%	63.0%	64.6%

Document 2

CAMELOT CONTEMPLATES TO FILE A PROPOSED OFFERING OF ITS AMERICAN
DEPOSITORY SHARES BY CERTAIN PRE-IPO INSTITUTIONAL FINANCIAL INVESTORS

Beijing, China, November 18, 2010 – Camelot Information Systems Inc. (the “Company”) (NYSE: CIS) today announced that it is contemplating the filing of a registration statement with the United States Securities and Exchange Commission (the “SEC”) relating to a proposed offering of its American Depositary Shares by certain pre-IPO institutional financial investors of the Company, subject to market conditions and other factors. Each ADS represents four ordinary shares of the Company.

The Company would not receive any of the proceeds from this proposed offering. The number of ADSs proposed to be offered and the price for such an offering have not yet been determined. The purpose of the offering is to monetize the investments of the Company’s pre-IPO institutional financial investors participating in the offering and to provide greater liquidity of the Company’s ADSs in the market by increasing the public float.

A registration statement relating to the ADSs has not been filed with the SEC, and if filed, would not immediately become effective. The ADSs may not be sold, and offers to buy may not be accepted, prior to the time the registration statement for such offering becomes effective.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy ordinary shares or ADSs of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Camelot Information Systems Inc.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education. For more information about Camelot Information Systems Inc., please visit http://www.camelotchina.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Camelot Information Systems Inc. Gordon Lau, Chief Financial Officer Tel: +86 10 5810 0808 Email: investors@camelotchina.com	Camelot Information Systems Inc. Jojo Guo, Investor Relations Manager Tel: +86 10 5810 0870 Email: investors@camelotchina.com
Investor Relations (Hong Kong) Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: camelot@taylor-rafferty.com	Investor Relations (US) Mahmoud Siddig, Director Taylor Rafferty Tel: +1 212 889 4350 Email: camelot@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By: /s/ Yiming MA
Name: Yiming MA
Title: Chief Executive Officer

Date: November 22, 2010